Public

*KH 9/8

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 25 2011
14 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 49049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Fund Marketing Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Argonaut House 5 Park Road
(No. and Street)

Hamilton (City) Bermuda (State) HM09 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael B. Collins 441-292-7979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 Route 22 West, Suite 110, Somerville, NJ 08876
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11022740

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/8

OATH OR AFFIRMATION

I, Michael B. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Fund Marketing Limited, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public


REVENUE BERMUDA
$25

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

International Fund Marketing Limited
Table of Contents
June 30, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Shareholders
International Fund Marketing Limited
Bermuda Islands

We have audited the accompanying statement of financial condition of International Fund Marketing Limited (the "Company") as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statement, the Company values its investment in a wholly owned subsidiary using the cost method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all wholly-owned subsidiaries be accounted for as consolidated subsidiaries. If the unaudited financial statements of the subsidiary had been consolidated with those of International Fund Marketing Limited, total assets would be increased by $93,028 and total liabilities would be increased by $99,938 as of June 30, 2011.

In our opinion, except for the effects of not consolidating the wholly-owned subsidiary as discussed in the preceding paragraph, the financial statement referred to in the first paragraph presents fairly, in all material respects, the financial position of International Fund Marketing Limited as of June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

August 16, 2011
Somerville, New Jersey

International Fund Marketing Limited
Statement of Financial Condition
June 30, 2011

Assets

Cash and equivalents	$ 196,868
Investment in subsidiary	115,526
Other assets	998
	$ 313,392

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses	$ 18,000
Stockholders' equity	
Common stock, $1 par value, 12,000 shares, authorized, issued and outstanding	12,000
Retained earnings	283,392
Total stockholders' equity	295,392
	$ 313,392

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

International Fund Marketing Limited (the "Company"), is incorporated in the Islands of Bermuda. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is registered with the Commodities Future Trading Commission ("CFTC") as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company introduces customers to investment managers.

The Company owns all of the issued and outstanding shares of International Fund Marketing (UK) Limited (the "Subsidiary") which is a United Kingdom limited company registered in England and Wales. The Subsidiary earns fees for providing advisory services.

2. Significant Accounting Policies

Basis of Accounting
The Company records transactions on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

Investment in Subsidiary
The Company values its investment in the Subsidiary using the cost method of accounting. United States Generally Accepted Accounting Principles require that entities owning wholly owned subsidiaries prepare consolidated financial statements which include the accounts of the parent and its subsidiaries and eliminate all significant inter-company accounts and transactions. If the unaudited financial statements of the Subsidiary had been consolidated with those of the Company, total assets would be increased by $93,028 and total liabilities would be increased by $99,938 as of June 30, 2011, and net income would have been decreased by $30,638 for the year then ended.

The Company does not, directly, indirectly or by inference guarantee, endorse, or assume the obligations or liabilities of the Company's wholly owned subsidiary, International Fund Marketing (UK).

Cash
Cash and equivalents include cash in the bank, as well as, all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

The Company maintains accounts with a financial institution domiciled in the Bermuda Islands. This financial institution is governed by the Bermuda Monetary Authority.

The Company maintains an account at a financial institution whose balances are insured by the Federal Deposit Insurance Corporation ("FDIC"). The account is a non-interest bearing bank account. Beginning December 31, 2010, non-interest bearing accounts are fully insured, regardless of the amount, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Financial Instruments
The Company's financial instruments are cash, other assets, equity investments, and accrued expenses. The recorded values of cash, other assets, and accrued expenses approximate their fair value based on their short-term nature. The recorded value of the equity investments is discussed in Note 6 – Recurring Fair Value Measurements.

Revenue Recognition
Revenues are recognized on an accrual basis, generally when the underlying investment transactions are consummated and commission income is earned.

Foreign Currency
Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are not significant and are included in net income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

As a Bermuda Tax Exempt Company, the Company is granted an exemption from all forms of taxation in Bermuda until the year 2016 or a subsequent date which may be enacted by the Bermuda Islands government. As a result, no provision for income taxes is reflected in these financial statements.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission ("SEC"), and the minimum capital requirements pursuant and to Commodities Futures Trading Commission ("CFTC") regulations, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the SEC provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2011, the Company had net capital and net capital requirements of $102,160 and $45,000 respectively. The Company's net capital ratio was .18 to 1.

5. Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and equivalents as described in Note 2.

Two of the Company's clients accounted for approximately 79% of commission income for the year ended June 30, 2011.

6. Recurring Fair Value Measurements

The accounting pronouncement on fair value measurements defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under this pronouncement as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under this accounting pronouncement must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 Quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial asset's or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. The following tables summarize assets which have been accounted for at fair value on a recurring basis as of June 30, 2011 along with the basis for the determination of fair value:

		Basis for Valuation		
	Total	Quoted Prices in Active Markets	Observable Measurement Criteria	Unobservable Measurement Criteria
Equity Investments	$ 0	--	--	$ 0

The Company holds interests in several corporations. There is no market for shares of these entities. Due to certain factors that now exist in the global economy the Company has determined that the carrying value of its investment exceeds the estimated recovery value. In addition, management cannot be certain if sales of theses interests can be consummated. During fiscal year ending June 30, 2009, an allowance of $76,974, comprising the entire carrying value of these equity investments was established. There has been no change in the carrying value of the equity investments during the fiscal year ended June 30, 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7. Special Account for the Exclusive Benefit of Customers and Schedule of Secured Amounts and Funds Held in Separate Accounts.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to maintain a "Special Account for the Exclusive benefit of Customers."

In addition, the Company is not required to present a Schedule of Secured Amounts and Funds Held in Separate Accounts for Futures and Foreign options customers Pursuant to CFTC Regulation 30.7 since the Company is an introducing broker, and as such, does not carry customer accounts.

8. Securities Investors Protection Act ("SIPC") Assessment Reconciliation

The Company is exempt from Securities and Exchange Commission rule 17a-5(e)(4) which requires registrants to file a "Supplemental Independent Auditors' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation" (form SIPC 7). As a registrant with gross revenues that are less than $500,000, the Company is not required to file this supplemental report.

9. Related Party Transactions

Other income includes approximately $19,677 of revenues received from one of the Company's equity investments for the year ended June 30, 2011.

10. Commitments

The Company entered into a management services agreement with a third party. The fees paid under this agreement amounted to approximately $24,000 for the year ended June 30, 2011. The contract is cancellable with 90 days notice.

The Company entered into an administrative service agreement with a third party. The fees paid under this agreement amounted to approximately $23,400 for the year ended June 30, 2011. The contract is cancellable with 120 days notice.

11. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through August 16, 2011, the date the financial statements were available for release, and has determined that there are no subsequent events requiring recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 and CFTC Regulation 1.16 for an Introducing broker Claiming Exemption from CFTC Regulation 30.7

To the Shareholders
International Fund Marketing Limited:

In planning and performing our audit of the financial statements of International Fund Marketing Limited (the "Company") as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. The study included tests of such practices and procedures that we considered relevant to the objectives stated in regulation 1.16 in making the periodic computation of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company is an introducing broker and does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures in any of the following:

1. The daily computations for segregation requirements of Section 4d(a)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16d-2 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, The Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the SEC's and CFTC's objectives.

This report recognizes that it is not practical in an organization the size of International Fund Marketing Limited to achieve the divisions of duties and cross checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown, PC

August 16, 2011
Somerville, New Jersey

International Fund Marketing Limited

Statement of Financial Condition

June 30, 2011

With Independent Auditors' Report